Securities and Exchange Commission
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                Amendment No. 1
                                       To

                                Schedule 13E-3
                        Rule 13e-3 Transaction Statement
     (Pursuant To Section 13(e) of the Securities and Exchange Act of 1934)

--------------------------------------------------------------------------------

                        BACK BAY RESTAURANT GROUP, INC.
                             (Name of the Issuer)

                        BACK BAY RESTAURANT GROUP, INC.
                               CHARLES F. SARKIS
                               SRC HOLDINGS, INC.

                            THE WESTWOOD GROUP, INC.
                               MARK L. HARTZFELD
                             FRANCIS P. BISSAILLON
                             ANN MARIE LAGROTTERIA
                               RICHARD P. DALTON

                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                    0563V103
                     (CUSIP Number of Class of Securities)


                               CHARLES F. SARKIS
                                   PRESIDENT
                        BACK BAY RESTAURANT GROUP, INC.
                               284 NEWBURY STREET
                          BOSTON, MASSACHUSETTS 02115
                                 (617) 425-5252

                                With copies to:



--------------------------------------------------------------------------------

       FRANCIS J. FEENEY, JR., ESQ.         ALFRED O. ROSE, ESQ.
       HUTCHINS, WHEELER & DITTMAR              ROPES & GRAY
        A PROFESSIONAL CORPORATION        ONE INTERNATIONAL PLACE
          101 FEDERAL STREET            BOSTON, MASSACHUSETTS 02110
       BOSTON, MASSACHUSETTS 02110             (617) 951-7000
            (617) 951-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

--------------------------------------------------------------------------------

This statement is filed in connection with (check the appropriate box):


      a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange of 1934.


      b. / / The filing of a registration statement under the Securities Act of 1933.


      c.   / / A tender offer.


      d.   / / None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

CALCULATION OF FILING FEE


 Transaction Valuation(1)     Amount of Filing Fee(2)
 $40,973,811                  $8,194.76

(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of not less than $10.25 per share of Common Stock, of 3,997,445 shares of Common Stock of the Issuer, representing all of such Common Stock outstanding (assuming the exercise of options to acquire 536,636 shares of Common Stock).

(2)   The amount of the filing fee equals 1/50 of 1% of the transaction value.


/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


AMOUNT PREVIOUSLY PAID: $8,194.76.


FORM OR REGISTRATION NO.: SC 14A.

FILING PARTY: Back Bay Restaurant Group, Inc.


DATE FILED: December 16, 1998.


INTRODUCTION


      This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the United States Securities and Exchange Commission (the "Commission") on behalf of Back Bay Restaurant Group, Inc., a Delaware corporation (the "Issuer" or the "Company"); SRC Holdings, Inc., a Delaware corporation (the "Acquiror"); The Westwood Group, Inc. a Delaware corporation ("WGI"); Charles F. Sarkis; Mark L. Hartzfeld; Francis P. Bissaillon; Ann Marie Lagrotteria; and Richard P. Dalton, with respect to a proposed merger (the "Merger") pursuant to which the Acquiror will be merged with and into the Issuer with the Issuer as the surviving corporation of the Merger, subject to the terms described herein and in the Schedule 14A Proxy Statement (as amended, the "Proxy Statement") filed by the Issuer with the Commission on December 16, 1998, as amended by Amendment No. 1 to the Proxy Statement filed with the Commission on the date hereof. Charles F. Sarkis (i) beneficially owns 241,566 shares of the Issuer's common stock; (ii) owns shares representing approximately 88.63% of the voting power and approximately 66.85% of the outstanding shares of WGI, which in turn owns 673,451 shares, or 19.5%, of the Company's Common Stock; (iii) is the Sole Director and President of the Acquiror; (iv) is the Chairman of the Board of WGI; and (v) is the Chairman of the Board, the President and the Chief Executive Officer of the Issuer. Mark L. Hartzfeld, Executive Vice President and Chief Operating Officer of the Issuer, beneficially owns 35,500 shares of the Issuer's common stock. Francis P. Bissaillon, Executive Vice President, Chief Financial Officer, Secretary and a Director of the Issuer, beneficially owns 34,333 shares of the Issuer's common stock. Ann Marie Lagrotteria, Vice President, Operations of the Issuer, beneficially owns 14,025 shares of the Issuer's common stock. Richard P. Dalton, President and Chief Executive Officer of WGI and a Director of the Issuer, beneficially owns 10,000 shares of the Issuer's common stock.

      The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the Proxy Statement of the Issuer attached hereto as Exhibit (d)(1) and filed with the Commission concurrently herewith. The information set forth in the Proxy Statement, including all annexes, schedules, and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Proxy Statement. The cross-reference sheet indicates the caption in the Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Proxy Statement, it is so indicated in the cross-reference sheet. All information in, or incorporated by reference in the Proxy Statement concerning the Company or its advisors, or actions or events with respect to any of them, was provided by the Company; all information in, or incorporated by reference in the Proxy Statement concerning Mr. Sarkis, or actions or events with respect to him, was provided by Mr. Sarkis; all information in, or incorporated by reference in the Proxy Statement concerning the Acquiror, or its advisors, or actions or events with respect to any of them, was provided by the Acquiror; all information in, or incorporated by reference in the Proxy Statement concerning WGI, the non-filing officers and directors of WGI, or actions or events with respect to them, was provided by WGI; all information in, or incorporated by reference in the Proxy Statement concerning Mr. Hartzfeld, or actions or events with respect to him, was provided by Mr. Hartzfeld; all information in, or incorporated by reference in the Proxy Statement concerning Mr. Bissaillon, or actions or events with respect to him, was provided by Mr. Bissaillon; all information in, or incorporated by reference in the Proxy Statement concerning Ms. Lagrotteria, or actions or events with respect to her, was provided by Ms. Lagrotteria; and all information in, or incorporated by reference in the Proxy Statement concerning Mr. Dalton, or actions or events with respect to him, was provided by Mr. Dalton.

                             CROSS-REFERENCE SHEET

              Pursuant to General Instruction F to Schedule 13E-3




                               ALL REFERENCES ARE TO PORTIONS OF THE SCHEDULE
                               14A PROXY STATEMENT, AS AMENDED (UNLESS
SCHEDULE 13E-3 ITEM            OTHERWISE INDICATED) AND ALL DOCUMENTS ARE
NUMBER AND CAPTION             INCORPORATED HEREIN BY REFERENCE
============================== =====================================================================
1.   Issuer and Class of Security Subject to the Transaction
     (a) ...................   Front Cover Page; "SUMMARY" ; "INTRODUCTION."
     (b) ...................   Front Cover Page; "SUMMARY"; "INTRODUCTION--Voting at
                               the Special Meeting."
     (c) ...................   "MARKET PRICES AND DIVIDENDS ON THE SHARES."
     (d) ...................   "MARKET PRICES AND DIVIDENDS ON THE SHARES."
     (e) ...................   Not applicable.
     (f) ...................   "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the
                               Board of Directors"; "--Detriments and Adverse Effects on the Company
                               and its Stockholders"; "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                               OWNERS AND MANAGEMENT."
2.   Identity and Background
     (a) ...................   None.
     (b) ...................   None.
     (c)-(d), (g) ..........   "SUMMARY"; "SPECIAL FACTORS--Interests of Certain
                               Persons in the Merger; Conflicts of Interest"; Company's Annual
                               Report on Form 10-K and 10-K/A for the fiscal year ended
                               December 28, 1997; WGI's Annual Report on Form 10-K for the
                               fiscal year ended December 31, 1997.
     (e)-(f) ...............   None.
3.   Past Contacts, Transactions or Negotiations
     (a)-(b) ...............   "SUMMARY"; "SPECIAL FACTORS--Background of the
                               Merger"; "--Interests of Certain Persons in the Merger; Conflicts of
                               Interest"; Company's Annual Report on Form 10-K and 10-K/A for
                               the fiscal year ended December 28, 1997; WGI's Annual Report on
                               Form 10-K for the fiscal year ended December 31, 1997.
4.   Terms of the Transaction
     (a) ...................   "SUMMARY"; "SPECIAL FACTORS--Interests of Certain
                               Persons in the Merger; Conflicts of Interest"; "--Certain Effects of
                               the Merger"; "--Purpose of the Merger"; "THE MERGER--
                               Background of the Merger"; "--Merger Consideration";
                               "--Effective Time"; "--Conversion of SRC Holdings Stock";
                               "--Conversion of Back Bay Common Stock; Procedures for
                               Exchange of Certificates"; "--Conduct of the Business Pending the
                               Merger"; "--Conditions to the Merger"; "THE MERGER
                               AGREEMENT."

     (b) ..............   "SPECIAL FACTORS--Background of the Merger"; "--Interests
                          of Certain Persons in the Merger; Conflicts of Interest."

5.   Plans or Proposals of the Issuer or Affiliate
     (a)-(b) ..........   None.
     (c) ..............   "SPECIAL FACTORS--Certain Effects of the Merger."
     (d) ..............   None.
     (e) ..............   "SUMMARY"; "SPECIAL FACTORS--Certain Effects of the
                          Merger"; "THE MERGER--Effect on Stock Options and Employee
                          Benefit Matters"; "--Nasdaq Delisting"; "MARKET PRICES AND
                          DIVIDENDS ON THE SHARES."
     (f)-(g) ..........   "SUMMARY"; "THE MERGER--Certain Effects of the Merger";
                          "--Effect on Stock Options and Employee Benefit Matters"; "--
                          Nasdaq Delisting."
6.   Source and Amounts of Funds or Other Considerations
     (a),(c) ..........   "THE MERGER--Merger Financing."
     (b) ..............   "THE MERGER--Fees and Expenses"; "THE MERGER
                          AGREEMENT--Termination of the Merger Agreement;
                          Termination Fees."
     (d) ..............   Not applicable.
7.   Purpose(s), Alternatives, Reasons and Effects
     (a) ..............   "SUMMARY"; "SPECIAL FACTORS--Background of the
                          Merger"; "--Fairness of the Merger; Recommendation of the Board
                          of Directors"; "--Fairness of the Merger; Recommendation of the
                          Acquiror and the Affiliated Stockholders"; "--Purpose of the
                          Merger."
     (b) ..............   "SPECIAL FACTORS--Background of the Merger"; "--Fairness
                          of the Merger; Recommendation of the Board of Directors"; "--
                          Detriments and Adverse Effects on the Company and its
                          Stockholders of the Alternatives to the Merger"; "--Fairness of the
                          Merger; Recommendations of the Acquiror and the Affiliated
                          Stockholders."
     (c) ..............   "SPECIAL FACTORS--Background of the Merger"; "--Fairness
                          of the Merger; Recommendation of the Board of Directors"; "--
                          Fairness of the Merger; Recommendation of the Acquiror and the
                          Affiliated Stockholders"; "--Purpose of the Merger."
     (d) ..............   "SUMMARY"; "SPECIAL FACTORS--Interest of Certain Persons
                          in the Merger; Conflicts of Interest"; "--Certain Effects of the
                          Merger"; "Plans for the Company After the Merger"; "THE
                          MERGER--Federal Income Tax Considerations"; "--Anticipated
                          Accounting Treatment"; "--Effect on Stock Options and Employee
                          Benefit Matters"; "--Nasdaq Delisting."

8.   Fairness of the Transaction
     (a) ...............   "SUMMARY"; "INTRODUCTION--Matters to Be Considered at
                           the Special Meeting"; "SPECIAL FACTORS--Fairness of the
                           Merger; Recommendation of the Board of Directors"; "--Fairness
                           of the Merger; Recommendation of the Acquiror and the Affiliated
                           Stockholders."
     (b) ...............   "SPECIAL FACTORS--Background of the Merger"; "--Fairness
                           of the Merger; Recommendation of the Board of Directors"; "--
                           Fairness of the Merger; Recommendation of the Acquiror and the
                           Affiliated Stockholders"; "REPORT FROM BACK BAY'S
                           FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION."
     (c) ...............   "SUMMARY"; "INTRODUCTION--Matters to Be Considered at
                           the Special Meeting"; "--Voting at the Special Meeting"; "THE
                           MERGER--Conditions to the Merger"; "THE MERGER
                           AGREEMENT--Conditions to the Merger"; "--Termination of the
                           Merger Agreement; Termination Fees."
     (d) ...............   "SUMMARY"; "SPECIAL FACTORS--Background of the
                           Merger"; "--Fairness of the Merger; Recommendation of the Board
                           of Directors"; "REPORT FROM BACK BAY'S FINANCIAL
                           ADVISOR; FAIRNESS OF THE TRANSACTION."
     (e) ...............   "INTRODUCTION--Matters to Be Considered at the Special
                           Meeting"; "--Voting at the Special Meeting"; "SPECIAL
                           FACTORS--Background of the Merger."
     (f) ...............   Not applicable.
9.   Reports, Opinions, Appraisals and Certain Negotiations
     (a), (c) ..........   "SUMMARY"; "SPECIAL FACTORS--Background of the
                           Merger"; "--Fairness of the Merger; Recommendation of the Board
                           of Directors"; "--Fairness of the Merger; Recommendation of the
                           Acquiror and the Affiliated Stockholders"; "REPORT FROM BACK
                           BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE
                           TRANSACTION"; Opinion of Schroder & Co. Inc. (Exhibit (b)(1));
                           Report of Schroder & Co. Inc. (Exhibit (b)(2)); Presentation of
                           Schroder & Co. Inc. (Exhibit (b)(3)); Presentation of Schroder & Co.
                           Inc. (Exhibit (b)(4)); Report of Tucker Anthony Incorporated
                           (Exhibit (b)(5)).
     (b) ...............   "SUMMARY"; "SPECIAL FACTORS--Fairness of the Merger;
                           Recommendation of the Board of Directors"; "--Fairness of the
                           Merger; Recommendation of the Acquiror and the Affiliated
                           Stockholders"; "REPORT FROM BACK BAY'S FINANCIAL
                           ADVISOR; FAIRNESS OF THE TRANSACTION"; Opinion of
                           Schroder & Co. Inc. (Exhibit (b)(1)); Report of Schroder & Co. Inc.
                           (Exhibit (b)(2)); Presentation of Schroder & Co. Inc. (Exhibit
                           (b)(3)); Presentation of Schroder & Co. Inc. (Exhibit (b)(4)); Report
                           of Tucker Anthony Incorporated (Exhibit (b)(5)).

10.   Interest in Securities of the Issuer
      (a) ..............   "SUMMARY"; "SPECIAL FACTORS--Interests of Certain
                           Persons in the Merger; Conflicts of Interest"; "--Purpose of the
                           Merger"; "--Certain Effects of the Merger"; "SECURITY
                           OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT."
      (b) ..............   "CERTAIN TRANSACTIONS IN THE COMMON STOCK."
11.   Contracts, Arrangements or Understandings with Respect to the Issuer's Securities
                           "SPECIAL FACTORS--Interests of Certain Persons in the Merger;
                           Conflicts of Interest."
12.   Present Intention and Recommendation of Certain Persons with Regard to the Transaction
      (a)-(b) ..........   "INTRODUCTION--Voting at the Special Meeting"; "--Proxies";
                           "SPECIAL FACTORS--Background of the Merger"; "--Interests
                           of Certain Persons in the Merger; Conflicts of Interest"; "--Fairness
                           of the Merger; Recommendation of the Board of Directors";
                           "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                           OWNERS AND MANAGEMENT."
13.   Other Provisions of the Transaction
      (a) ..............   "SUMMARY--Rights of Dissenting Holders"; "APPRAISAL
                           RIGHTS."
      (b) ..............   None.
      (c) ..............   Not applicable.
14.   Financial Information
      (a)-(b) ..........   "SELECTED CONSOLIDATED FINANCIAL DATA OF THE
                           COMPANY"; Company's Annual Report on Form 10-K and 10-K/A
                           for the fiscal year ended December 28, 1997; Company's Quarterly
                           Reports on Form 10-Q for the quarters ended March 29, 1998, June
                           28, 1998 and September 27, 1998.
15.   Persons and Assets Employed, Retained or Utilized
      (a) ..............   "SPECIAL FACTORS--Interests of Certain Persons in the Merger;
                           Conflicts of Interest"; "--Purpose of the Merger"; "THE MERGER
                           AGREEMENT--Termination of the Merger Agreement;
                           Termination Fees."
      (b) ..............   "SPECIAL FACTORS--Background of the Merger"; "THE
                           MERGER--Fees and Expenses"; "REPORT FROM BACK BAY'S
                           FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION."
16.   Additional Information
                           The Proxy Statement is incorporated herein by reference in its entirety.

17.   Materials to be Filed as Exhibits
      (a)(1) ..........   Commitment letter from Finova Capital Corporation, dated
                          November 24, 1998.*
      (a)(2) ..........   Commitment Letter from DDJ Capital Management, LLC, dated
                          December 3, 1998.*
      (b)(1) ..........   Opinion of Schroder & Co. Inc., dated December 2, 1998
                          (incorporated by reference to Annex II to the Proxy Statement which is filed herewith as Exhibit (d)(1)).
      (b)(2) ..........   Report of Schroder & Co. Inc. presented to the Special Committee of the Board of Directors and the Board of Directors of Back Bay
                          Restaurant Group, Inc. on December 2, 1998 (filed herewith).
      (b)(3) ..........   Presentation of Schroder & Co. Inc. presented to the Special
                          Committee of the Board of Directors of Back Bay Restaurant Group,
                          Inc. on October 21, 1998 (filed herewith).
      (b)(4) ..........   Presentation of Schroder & Co. Inc. presented to the Special
                          Committee of the Board of Directors of Back Bay Restaurant Group,
                          Inc. on June 23, 1998 (filed herewith).
      (b)(5) ..........   Report of Tucker Anthony Incorporated presented to the Special
                          Committee of the Board of Directors of Back Bay Restaurant Group,
                          Inc., on October 21, 1998.*
      (c) .............   Agreement and Plan of Merger, dated as of December 3, 1998, between the Issuer and the Acquiror (incorporated by reference to
                          Annex I to the Proxy Statement which is filed herewith as Exhibit
                          (d)(1)).
      (d)(1) ..........   Amendment No. 1 to Schedule 14A Preliminary Proxy Statement
                          pursuant to Section 14(a) of the Securities Exchange Act of 1934,
                          filed February 1, 1999, by the Company (filed herewith).
      (d)(2) ..........   Form of Proxy.
      (d)(3) ..........   Text of Press Release issued by the Acquiror and Issuer dated
                          December 3, 1998.*
      (e) .............   Section 262 of Delaware General Corporation Law (incorporated by reference to Annex III to the Proxy Statement which is filed herewith as Exhibit (d)(1)).
      (f) .............   Not applicable.



* Previously filed.

Item 1.     Issuer and Class of Security Subject to the Transaction.


      (a) The information concerning the Issuer and its principal executive office set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY" and "INTRODUCTION" of the Proxy Statement is incorporated herein by reference.


      (b) The information concerning the shares of common stock, par value $0.01 per share, of the Issuer (the "Shares") set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY" and "INTRODUCTION --Voting at the Special Meeting" of the Proxy Statement is incorporated herein by reference.


      (c) The information concerning the principal market in which the Shares are traded set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" of the Proxy Statement is incorporated herein by reference.


      (d) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" of the Proxy Statement is incorporated herein by reference.


      (e)        Not applicable.


      (f) The information concerning purchases of Shares of the Issuer set forth in the section entitled "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors"; "--Detriments and Adverse Effects on the Company and its Stockholders" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.



Item 2.     Identity and Background.


      (a) The persons filing this Statement are Back Bay Restaurant Group, Inc. (the issuer of the class of equity securities that is the subject of the Rule 13E-3 transaction (the "Issuer" or the "Company")); Charles F. Sarkis; SRC Holdings, Inc., a newly formed Delaware corporation (the "Acquiror"); The Westwood Group, Inc., a Delaware corporation ("WGI"); Mark L. Hartzfeld; Francis P. Bissaillon; Ann Marie Lagrotteria and Richard P. Dalton. Pursuant to General Instruction C of this Schedule, the names of the non-filing directors and officers of WGI are A. Paul Sarkis, Executive Vice President and Director, and Paul J. DiMare, Director.


      (b) The business address of the Company, Charles F. Sarkis, the Acquiror, Mark L. Hartzfeld, Francis P. Bissaillon and Ann Marie Lagrotteria is 284 Newbury Street, Boston, Massachusetts 02115. The business address of WGI and Richard P. Dalton is 190 V.F.W. Parkway, Revere, Massachusetts, 02151. Pursuant to General Instruction C of this Schedule, the business addresses of the non-filing directors and officers of WGI are A. Paul Sarkis, 190 V.F.W. Parkway, Revere, Massachusetts, 02151, and Paul J. DiMare, 258 N.W. First Avenue, Florida City, Florida 33034.


      (c)-(d), (g)   The information concerning the Company, Charles F. Sarkis, the Acquiror, Mark L. Hartzfeld, Francis P. Bissaillon, Ann Marie Lagrotteria and Richard P. Dalton set forth in the sections entitled "SUMMARY" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instructions C and D of Schedule 13E-3, the information set forth in the Company's Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 28, 1997 and WGI's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 is incorporated herein by reference. All of the above persons referenced in this Item 2 are United States citizens.




      (e)-(f) None of the Company, the Acquiror, Charles F. Sarkis, Mark L. Hartzfeld, Francis P. Bissaillon, Ann Marie Lagrotteria, Richard P. Dalton or any executive officer, director or person controlling the Company, Acquiror or WGI (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.



Item 3.     Past Contacts, Transactions or Negotiations.



      (a)-(b) None of the Acquiror, Charles F. Sarkis, WGI, Mark L. Hartzfeld, Francis P. Bissaillon, Ann Marie Lagrotteria or Richard P. Dalton, nor any executive officer or director of the Acquiror or WGI, except as specifically noted in the Proxy Statement, has been involved in any transaction, contact or negotiation required to be disclosed by Item 3(a) or 3(b) since the commencement of the Company's second full fiscal year preceding the date of this schedule. The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," and "--Interests of Certain Persons in the Merger; Conflicts of Interest" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the information set forth in the Company's Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 28, 1997 and WGI's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 is incorporated herein by reference.



Item 4.     Terms of the Transaction.


      (a) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "--Purpose of the Merger," "THE MERGER--Background of the Merger," "--Merger Consideration," "--Effective Time," "--Conversion of SRC Holdings Stock," "--Conversion of Back Bay Common Stock; Procedures for Exchange of Certificates," "--Conduct of the Business Pending the Merger," "--Conditions to the Merger" and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Interests of Certain Persons in the Merger; Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.


Item 5.     Plans or Proposals of the Issuer or Affiliate.


      (a)-(b)    None.


      (c) The information set forth in the section entitled "SPECIAL FACTORS--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.


      (d)        None.


      (e) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Certain Effects of the Merger," "THE MERGER--Effect on Stock Options and Employee Benefit Matters," "--Nasdaq Delisting" and "MARKET PRICES AND DIVIDENDS ON THE SHARES" of the Proxy Statement is incorporated herein by reference.


      (f)-(g) The information set forth in the sections entitled "SUMMARY," "THE MERGER --Certain Effects of the Merger," "--Effect on Stock Options and Employee Benefit Matters" and "--Nasdaq Delisting" of the Proxy Statement is incorporated herein by reference.


Item 6.     Source and Amount of Funds or Other Consideration.


      (a),(c) The information set forth in the section entitled "THE MERGER--Merger Financing" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled "THE MERGER--Fees and Expenses" and "THE MERGER AGREEMENT--Termination of the Merger Agreement; Termination Fees" of the Proxy Statement is incorporated herein by reference.


      (d)        No request is made pursuant to Item 6(d) of Schedule 13E-3.


Item 7.     Purpose(s), Alternatives, Reasons and Effects.



      (a) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--
Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Fairness of the Merger; Recommendation of the Acquiror and the Affiliated Stockholders" and "--Purpose of the Merger" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Detriments and Adverse Effects on the Company and its Stockholders of the Alternatives to the Merger" and "--Fairness of the Merger; Recommendation of the Acquiror and the Affiliated Stockholders" of the Proxy Statement is incorporated herein by reference.

      (c) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Fairness of the Merger; Recommendation of the Acquiror and the Affiliated Stockholders" and "--Purpose of the Merger" of the Proxy Statement is incorporated herein by reference.



      (d) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "THE MERGER--Federal Income Tax Considerations," "--Anticipated Accounting Treatment," "--Effect on Stock Options and Employee Benefit Matters" and "--Nasdaq Delisting" of the Proxy Statement is incorporated herein by reference.


Item 8.     Fairness of the Transaction.



      (a) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Matters to Be Considered at the Special Meeting," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors" and "--Fairness of the Merger; Recommendation of the Acquiror and the Affiliated Stockholders" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Fairness of the Merger; Recommendation of the Acquiror and the Affiliated Stockholders" and "REPORT FROM BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.



      (c) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Matters to Be Considered at the Special Meeting," "--Voting at the Special Meeting," "THE MERGER--Conditions to the Merger," "THE MERGER AGREEMENT--Conditions to the Merger" and "--Termination of the Merger Agreement; Termination Fees" of the Proxy Statement is incorporated herein by reference.



      (d) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors" and "REPORT FROM BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.


      (e) The information set forth in the sections entitled "INTRODUCTION--Matters to Be Considered at the Special Meeting," "--Voting at the Special Meeting" and "SPECIAL FACTORS--Background of the Merger" of the Proxy Statement is incorporated herein by reference.


      (f) There have been no other offers of which the Issuer or affiliate is aware as described in Item 8(b)(viii) of the instructions to Item 8(b) of Schedule 13E-3.


Item 9.     Reports, Opinions, Appraisals and Certain Negotiations.



      (a), (c)   The Special Committee of the Board of Directors received a fairness opinion, dated December 2, 1998, a report, dated December 2, 1998 and written presentations, dated June 23, 1998 and October 21, 1998 from Schroder & Co. Inc. The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Fairness of the Merger; Recommendation of the Acquiror and the Affiliated Stockholders" and "REPORT FROM BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the Opinion of Schroder & Co. Inc., dated December 2, 1998, the Report of Schroder & Co. Inc., presented to the Special Committee of the Board of Directors and the Board of Directors of the Issuer on December 2, 1998, the Presentation of Schroder & Co. Inc., presented to the Special Committee of the Board of Directors of the Issuer on October 21, 1998, the Presentation of Schroder & Co. Inc., presented to the Special Committee of the Board of Directors of the Issuer on June 23, 1998 and the Report of Tucker Anthony Incorporated, presented to the Special Committee of the Board of Directors of the Issuer on October 21, 1998, attached at Exhibits (b)(1), (b)(2), (b)(3), (b)(4) and (b)(5) respectively, are incorporated herein by reference. Copies of the opinion, the reports and the presentations mentioned in this paragraph will be made available for inspection and copying at 284 Newbury Street, Boston, Massachusetts, 02115, during regular business hours for any interested holder of Company Common Stock. Copies of the opinion, the reports and the presentations mentioned in this paragraph may also be transmitted to any interested holder of Company Common Stock at the expense of the stockholder, if so requested.

      (b) The Acquiror on behalf of itself and the Affiliated Stockholders engaged Tucker Anthony Incorporated ("Tucker Anthony"), a nationally recognized investment banking firm, to assist in the preliminary review and evaluation of the Company, advise the Acquiror in the development of an overall strategy for a transaction with the Company, assist in the preparation and negotiation of a definitive merger agreement and identify and contact potential capital sources. The Acquiror and the Affiliated Stockholders did not receive a fairness opinion from Tucker Anthony.



          Tucker Anthony, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of transactions. The Acquiror selected Tucker Anthony as a financial advisor on the basis of its experience and expertise in transactions similar to the merger contemplated in this 13E-3 transaction, its reputation and experience with restaurants and investment communities and its historical investment banking relationship with the Company. Tucker Anthony served as an underwriter to the Company in connection with the Company's 1992 initial public offering.



            The attached report was presented to the Special Committee of the Board of Directors on October 21, 1998, at the behest of the Acquiror, to demonstrate the benefits of the Acquiror's proposal to purchase the Company based on a review of comparable transactions in the restaurant industry, comparable company analysis and earnings valuations. The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors," "--Fairness of the Merger; Recommendation of the Acquiror and the Affiliated Stockholders" and "REPORT FROM BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3 the Opinion of Schroder & Co. Inc., dated December 2, 1998, the Report of Schroder & Co. Inc., presented to the Special Committee of the Board of Directors and the Board of Directors of the Issuer on December 2, 1998 the Presentation of Schroder & Co. Inc., presented to the Special Committee of the Board of Directors of the Issuer on October 21, 1998, the Presentation of Schroder & Co. Inc., presented to the Special Committee of the Board of Directors of the Issuer on June 23, 1998 and the Report of Tucker Anthony Incorporated, presented to the Special Committee of the Board of Directors of the Issuer on October 21, 1998, attached as Exhibits (b)(1), (b)(2), (b)(3),
(b)(4) and (b)(5) respectively, are incorporated herein by reference.



Item 10.    Interest in Securities of the Issuer.


      (a) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Purpose of the Merger," "--Certain Effects of the Merger" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the section entitled "CERTAIN TRANSACTIONS IN THE COMMON STOCK" is incorporated herein by reference.


Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.


            The information set forth in the section entitled "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.


Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.


      (a)-(b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Background of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Fairness of the Merger; Recommendation of the Board of Directors" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.


Item 13.    Other Provisions of the Transaction.


      (a) The information set forth in the sections entitled "SUMMARY--Rights of Dissenting Holders" and "APPRAISAL RIGHTS" of the Proxy Statement is incorporated herein by reference.



      (b)        None.



      (c)        Not applicable.

Item 14.    Financial Information.


      (a)-(b) The information set forth in the section entitled "SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY" of the Proxy Statement, is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the Company's Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 28, 1997 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 29, 1998, June 28, 1998 and September 27, 1998 are incorporated herein by reference.


Item 15.    Persons and Assets Employed, Retained or Utilized.


      (a) The information set forth in the sections entitled "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Purpose of the Merger" and "THE MERGER AGREEMENT--Termination of the Merger Agreement; Termination Fees" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled, "SPECIAL FACTORS--Background of the Merger," "THE MERGER--Fees and Expenses" and "REPORT OF BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.


Item 16.    Additional Information.


      The Proxy Statement is incorporated herein by reference in its entirety.


Item 17.    Material to Be Filed as Exhibits.



      (a)(1) Commitment Letter from Finova Capital Corporation, dated November 24, 1998.*


      (a)(2) Commitment Letter from DDJ Capital Management, LLC, dated December 3, 1998.*




      (b)(1) Opinion of Schroder & Co. Inc., dated December 2, 1998 (incorporated by reference to Annex II to the Proxy Statement which is filed herewith as Exhibit (d)(1)).




      (b)(2) Report of Schroder & Co. Inc. presented to the Special Committee of the Board of Directors and the Board of Directors of Back Bay Restaurant Group, Inc. on December 2, 1998
                 (filed herewith).


      (b)(3) Presentation of Schroder & Co. Inc. presented to the Special Committee of the Board of Directors of Back Bay Restaurant Group, Inc. on October 21, 1998 (filed herewith).


      (b)(4) Presentation of Schroder & Co. Inc. presented to the Special Committee of the Board of Directors of Back Bay Restaurant Group, Inc. on June 23, 1998 (filed herewith).


      (b)(5) Report of Tucker Anthony Incorporated presented to the Special Committee of the Board of Directors of Back Bay Restaurant Group, Inc. on October 21, 1998.*


      (c) Agreement and Plan of Merger dated as of December 3, 1998, between the Issuer and the Acquiror (incorporated by reference to Annex I to the Proxy Statement which is filed herewith as Exhibit (d)(1)).




      (d)(1) Amendment No. 1 to Schedule 14A Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed February 1, 1999, by the Company (filed herewith).



      (d)(2)     Form of Proxy.


      (d)(3) Text of Press Release issued by the Acquiror and Issuer dated December 3, 1998.*




      (e) Section 262 of Delaware General Corporation Law (incorporated by reference to Annex III to the Proxy Statement which is filed herewith as Exhibit (d)(1)).



      (f)        Not applicable.



      * Previously filed.

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                           BACK BAY RESTAURANT GROUP, INC.




Dated: February 1, 1999                By: /s/ Francis P. Bissaillon
                                           ------------------------------------

                                           Francis P. Bissaillon

                                           Executive Vice President

                                           and Chief Financial Officer

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           CHARLES F. SARKIS





Dated: February 1, 1999                    /s/ Charles F. Sarkis

                                           ------------------------------


                                           Charles F. Sarkis

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           SRC HOLDINGS, INC.





Dated: February 1, 1999                 By: /s/ Charles F. Sarkis
                                           ------------------------------
                                           Charles F. Sarkis
                                           President

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           THE WESTWOOD GROUP, INC.




Dated: February 1, 1999                 By: /s/ Richard P. Dalton
                                           ------------------------------
                                           Richard P. Dalton
                                           President

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           MARK L. HARTZFELD




Dated: February 1, 1999                    /s/ Mark L. Hartzfeld
                                           ------------------------------
                                           Mark L. Hartzfeld

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           FRANCIS P. BISSAILLON




Dated: February 1, 1999                    /s/ Francis P. Bissaillon
                                           ------------------------------
                                           Francis P. Bissaillon

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           ANN MARIE LAGROTTERIA




Dated: February 1, 1999                    /s/ Ann Marie Lagrotteria
                                           ------------------------------
                                           Ann Marie Lagrotteria

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           RICHARD P. DALTON




Dated: February 1, 1999                    /s/ Richard P. Dalton
                                           ------------------------------
                                           Richard P. Dalton